UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. ___)*

FutureWorld Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

36117M105

(CUSIP Number)

February 23, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1 (b)

☒     Rule 13d-1 (c)

☐      Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36117M105	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eastmore Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 301,095,326
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 301,095,326
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,095,326
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36117M105	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EMA Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 301,095,326
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 301,095,326
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,095,326
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36117M105	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

FutureWorld Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3637 4th St. N Suite 330, Saint Petersburg, Florida, 33704

Item 2(a).	Name of Persons Filing:

Eastmore Capital, LLC
EMA Financial, LLC

All of the securities covered by this report are owned directly by Eastmore Capital, LLC and EMA Financial, LLC, which have common ownership. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G, and any amendments hereto, jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for all filers: c/o Felicia Preston, 40 Wall Street, Suite 1700, New York, NY 10005

Item 2(c).	Citizenship:

Eastmore Capital, LLC was organized under the laws of Delaware.
EMA Financial, LLC was organized under the laws of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

36117M105

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 36117M105	13G	Page 5 of 8 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 301,095,326* shares of Common Stock as of March 4, 2016

(b)	Percent of Class: 9.9%*

The Reporting Persons’ beneficial ownership of 301,095,326* shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon 2,807,089,397 shares of Common Stock outstanding as of February 22, 2016, as reported by the Issuer in its most recent Quarterly Report.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 301,095,326*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 301,095,326*

*Eastmore Capital, LLC and EMA Financial, LLC own shares of Common Stock (“Shares”) and Convertible Note (“Notes”) which are convertible into shares of Common Stock pursuant to the terms of the Notes, which conversions are limited pursuant to the Ownership Limitation (defined below). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Notes are convertible is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person’s beneficial ownership to exceed the Ownership Limitation.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

CUSIP No. 36117M105	13G	Page 6 of 8 Pages

Item 8.	Identification and Classification of Members of the Group:

Not Applicable. See Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1: Joint Filing Agreement, dated as of March 4, 2016, by and among Eastmore Capital, LLC and EMA Financial, LLC.

CUSIP No. 36117M105	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its/her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 4, 2016

EASTMORE CAPITAL, LLC

By:	/s/ Felicia Preston
Name:	Felicia Preston
Title:	Director

EMA FINANCIAL, LLC

By:	/s/ Felicia Preston
Name:	Felicia Preston
Title:	Director

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).